UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Columbia Property Trust, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

198287203
(CUSIP Number)

David S. Winter
David J. Millstone
40 North Management LLC
9 West 57th Street, 30th Floor
New York, New York 10019
(212) 821-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:
Ivan D. Deutsch
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

November 12, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons 40 NORTH MANAGEMENT LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,138,468
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,138,468
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,138,468
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.51%
14.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons 40 NORTH GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,203,645
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,203,645
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,203,645
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.76%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons 40 NORTH GP II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 934,823
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 934,823
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 934,823
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.75%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons 40 NORTH INVESTMENTS LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,203,645
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,203,645
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,203,645
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.76%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons 40 NORTH INVESTMENT PARTNERS LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 934,823
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 934,823
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 934,823
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.75%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons DAVID S. WINTER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,138,468
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,138,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,138,468
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.51%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons DAVID J. MILLSTONE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,138,468
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,138,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,138,468
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.51%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Shares”) of Columbia Property Trust, Inc., a Maryland corporation (the “Issuer”). The address of the Issuer’s principal executive offices is One Glenlake Parkway, Suite 1200, Atlanta, Georgia 30328.

Item 2.	Identity and Background.

This statement on Schedule 13D is filed on behalf of 40 North Management LLC, a Delaware limited liability company (“40 North Management”), 40 North Investments LP, a Delaware limited partnership (“40 North Investments”), 40 North Investment Partners LP, a Delaware limited partnership (“40 North Partners”), 40 North GP LLC, a Delaware limited liability company, 40 North GP II LLC, a Delaware limited liability company (together with 40 North GP LLC, the “40 North GPs”), David S. Winter, an American citizen, and David J. Millstone, an American citizen (all of the foregoing, collectively, the “Reporting Persons”).

This statement relates to Shares held for the account of 40 North Investments and 40 North Partners.  The principal business of each of 40 North Investments and 40 North Partners is the making of investments in securities and other assets.  The principal business of 40 North GP LLC is to serve as general partner of 40 North Investments, and the principal business of 40 North GP II LLC is to serve as general partner of 40 North Partners.  The principal business of 40 North Management is to serve as principal investment manager to 40 North Investments and 40 North Partners. As principal investment manager of 40 North Investments and 40 North Partners, 40 North Management has been granted investment discretion over portfolio investments, including the Shares, held for the account of 40 North Investments and 40 North Partners. David S. Winter and David J. Millstone serve as the sole members and principals of 40 North Management, and as the sole members and principals of the 40 North GPs. The principal business address of each of the Reporting Persons, and the principal office of each of 40 North Investments, 40 North Partners, 40 North Management and each of the 40 North GPs, is 9 West 57th Street, 30th Floor, New York, New York 10019. A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

7,203,645 of the Shares reported herein were purchased by 40 North Investments using its working capital and on margin, and the 934,823 remaining Shares reported herein were purchased by 40 North Partners using its working capital and on margin. The total purchase price for the Shares reported herein was $203,863,340.  The Reporting Persons’ margin transactions are with 40 North Investments’ and 40 North Partners’ usual brokers, on such brokers’ usual terms and conditions.  All or part of the Shares owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons. Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons acquired the Shares over which they exercise beneficial ownership in the belief that the Shares are undervalued and are an attractive investment. The Reporting Persons from time to time may enter into discussions with directors and officers of the Issuer, other stockholders of the Issuer or third parties in connection with the Reporting Persons’ investment in the Issuer. Such discussions may include, without limitation, one or more of members of management, members of the board (individually or acting as a whole), other stockholders of the Issuer and other persons to discuss the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and future of the Issuer, as well as other matters related to the Issuer. These discussions may review options for enhancing stockholder value through, among other things, various strategic alternatives or operational or management initiatives. The Reporting Persons may also seek to explore increasing their ownership position in the Issuer, including, without limitation, through open market purchases or an acquisition of Shares from other stockholders.

The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Shares, other investment opportunities available to the Reporting Persons, concentrations in the portfolios managed by the Reporting Persons, conditions in the securities, real estate and other markets and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including, without limitation: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or otherwise relate to the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering, or changing their intention with respect to, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) 40 North Investments  and 40 North GP LLC may be deemed the beneficial owner of 7,203,645 of the Shares reported herein, which represent approximately 5.76% of the Issuer’s outstanding Shares.  40 North Partners and 40 North GP II LLC may be deemed the beneficial owner of 934,823 of the Shares reported herein, which represent approximately 0.75% of the Issuer’s outstanding Shares.  Each of 40 North Management, Mr. Winter, and Mr. Millstone may be deemed to be the beneficial owner of all of the 8,138,468 Shares reported herein, which represent approximately 6.51% of the Issuer’s outstanding Shares. 40 North Management may be deemed to have sole power to vote and sole power to dispose of all such Shares. Each of 40 North Investments, 40 North GP LLC, Mr. Winter, and Mr. Millstone may be deemed to have shared power to vote and shared power to dispose of the 7,203,645 Shares held directly by 40 North Investments, and each of 40 North Partners, 40 North GP II LLC, Mr. Winter, and Mr. Millstone may be deemed to have shared power to vote and shared power to dispose of the 934,823 Shares held directly by 40 North Partners.

The percentage in the immediately foregoing paragraph is calculated based on a total of 124,974,142 Shares outstanding as of October 24, 2014 (based on the Issuer’s Quarterly Report on Form 10-Q for the period ending September 30, 2014).

(c) Except as set forth on Exhibit 2 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners of (or investors in) 40 North Investments and/or 40 North Partners, or their respective subsidiaries or affiliated entities, for which 40 North Management or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of such funds in accordance with their respective limited partnership interests (or investment percentages) in such funds.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons may, from time to time, enter into and dispose of options, forward purchase contracts or other derivative transactions with one or more counterparties that are based upon or related to the value of Shares, or otherwise related to the Issuer, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Shares.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement between 40 North Management LLC, 40 North Investments LP, 40 North Investment Partners LP, 40 North GP LLC, 40 North GP II LLC David S. Winter, and David J. Millstone to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit 2 – Transactions in the Shares effected in the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 24, 2014	40 NORTH MANAGEMENT LLC

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: November 24, 2014	40 NORTH INVESTMENTS LP

By 40 North GP LLC, its General Partner

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: November 24, 2014	40 NORTH INVESTMENT PARTNERS LP

By 40 North GP II LLC, its General Partner

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: November 24, 2014	40 NORTH GP LLC

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: November 24, 2014	40 NORTH GP II LLC

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: November 24, 2014	DAVID S. WINTER

By:
/s/ David S. Winter

Date: November 24, 2014	DAVID J. MILLSTONE

By:
/s/ David J. Millstone